Exhibit 99.1

TTI TELECOM SHAREHOLDERS APPROVE PROPOSED MERGER
-Transaction Expected to Close in Late August 2010-

Rosh Ha'ayin, Israel, July 22, 2010 – TTI Team Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that at its Extraordinary General Meetings of (1) the holders of its ordinary shares, (2) the holders of its preferred shares, and (3) all holders of ordinary and preferred shares, voting as one class (the "General Meeting"), each held on July 22, 2010, the TTI Telecom shareholders voted to adopt and approve the Agreement and Plan of Merger, dated as of June 8, 2010 (the "Merger Agreement"), by and among TEOCO Corporation, a Delaware corporation ("Parent"), TEOCO Israel Ltd., an Israeli company and a wholly owned subsidiary of Parent ("Merger Sub"), and TTI Telecom, the merger of Merger Sub with and into TTI Telecom (with TTI Telecom continuing as the surviving company) (the "Merger") and the other transactions contemplated by the Merger Agreement.

Approximately (1) 48.8% of the outstanding ordinary shares of TTI Telecom, (2) 100% of the outstanding preferred shares of TTI Telecom, and (3) 55.8% of the outstanding ordinary and preferred shares of TTI Telecom, on the record date were cast in favor of adoption of the Merger Agreement and the transactions contemplated thereby. The votes cast in favor of the transaction in the General Meeting constituted 99.9% of the aggregate shares voted.

Upon the closing of the Merger, which is expected to occur at the end of August 2010, TTI Telecom will become a private company and the outstanding ordinary shares and preferred shares of TTI Telecom will be automatically converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $3.00, which amount may be increased or decreased at the closing of the Merger Agreement to the extent that TTI Telecom’s cash balance immediately prior to the closing is above or below the respective agreed upon amounts, and will be decreased to the extent TTI Telecom’s transaction expenses are above an agreed upon amount.   However, these adjustments may not result in the purchase price per share being lower than $2.90, without interest.

The consummation of the Merger is subject to a 30-day statutory waiting period following shareholder approval and the satisfaction of certain other conditions set forth in the Merger Agreement.

About TTI Telecom
TTI Team Telecom International Ltd. is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. TTI Telecom's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.  Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Additional Information and Where to Find It
In connection with the proposed Merger, TTI Telecom has delivered a proxy statement to its shareholders and has submitted a copy thereof to the Securities and Exchange Commission ("SEC") on a report on Form 6-K on June 22, 2010. The proxy statement and other documents may be obtained for free from TTI Telecom’s Web site at www.tti-telecom.com/investor-relations or by directing such request to TTI Telecom Investor Relations below.

Forward-Looking Statements
Certain statements in this press release, including but not limited to those relating to the proposed Merger, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TTI Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected timing of the closing of the Merger, we are using a forward-looking statement. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the merger transaction will be completed; the potential adjustments to the purchase price per share; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; costs and potential litigation associated with the merger transaction; the failure of either party to meet the closing conditions set forth in the Merger Agreement; risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management and TTI Telecom resulting from the proposed transaction; and the other risk factors discussed from time to time by TTI Telecom in reports filed or furnished with the SEC.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except for TTI Telecom's ongoing obligations to disclose material information under the federal securities laws, TTI Telecom undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

TTI Telecom Investor Relations Contact:
Rebecca (Rivi) Aspler
Investor Relations Manager
TTI Telecom
T:  +972-3-926-9093
M: +972-54-777-9093
F:  +972-3-926-9574
rebecca.aspler@tti-telecom.com